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                               April 24, 2024

       Herv   Tessler
       Chief Executive Officer
       Noventiq Holding Company
       26-28 Hammersmith Grove
       London W6 7HA
       United Kingdom

                                                        Re: Noventiq Holding
Company
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed April 10,
2024
                                                            File No. 333-276351

       Dear Herv   Tessler:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Proposal No. 1 - The Business Combination Proposal
       Certain Noventiq Projected Financial Information, page 105

   1. We note your disclose that your forecasts were updated in March 2024. We further note your disclosure of
operating results for the nine months ended December 31, 2023 on page
                                                        20. Please revise your
disclosures to clarify whether these results were taken into consideration in
determining your revised forecast for fiscal year 2024 and explain any differences between
these results and your projections. That is, annualizing these results, it appears that your
revenue and Adjusted EBITDA for fiscal year 2024 would be $454 million and $33
million, respectively, as compared to your projected revenue and projected Adjusted
EBITDA for fiscal year 2024 of $495 million and 38 million,
                                                        respectively.
 Herv   Tessler
Noventiq Holding Company
April 24, 2024
Page 2
2. We note your disclosure that the projected financial information was based on numerous factors, including projected sales growth based on country market-level sales pipeline and backlog data, and recurring revenue forecasts that are supported by historical retention data for major customer and corporate accounts. Please revise your disclosures to clarify the source of the projected revenue generated from pipeline and backlog data and whether this represents firm orders or was derived from other information. Please also disclose the extent of the projected revenue growth derived from pipeline and backlog data, if determinable.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameHerv   Tessler
                                                           Division of
Corporation Finance
Comapany NameNoventiq Holding Company
                                                           Office of Technology
April 24, 2024 Page 2
cc:       Jeffrey J. Pellegrino
FirstName LastName